UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number

A.            Full title of the plan and the address of the plan, if different from that of the issuer named below: The Macerich Property Management Company 401(k) Profit Sharing Plan

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Macerich Company

401 Wilshire Boulevard, Suite 700
Santa Monica, California 90401

THE MACERICH

PROPERTY MANAGEMENT COMPANY

401(k) PROFIT SHARING PLAN

FINANCIAL STATEMENTS

DECEMBER 31, 2014

WITH

INDEPENDENT AUDITORS’ REPORT

AND SUPPLEMENTARY INFORMATION

Exhibit 23.1 — Consent of Independent Registered Public Accounting Firm, Windes, Inc.

Note: Other schedules required by 29 CFR 2520. 103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1914 (“ERISA”) have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrative Committee of

The Macerich Property Management Company 401(k) Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of The Macerich Property Management Company 401(k) Profit Sharing Plan (the Plan) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Macerich Property Management Company 401(k) Profit Sharing Plan as of December 31, 2014 and 2013, and the changes in its net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The Supplemental Schedule of Assets (Held at Year-End) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Windes, Inc.

Long Beach, California

June 25, 2015

THE MACERICH PROPERTY MANAGEMENT COMPANY

401(k) PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2014 AND 2013

	December 31,
	2014	2013

ASSETS
INVESTMENTS, at fair value
Registered Investment Companies	$103,805,633	$96,403,439
Common/Collective Trust	5,634,835	6,909,518
Macerich Company Common Stock Fund	5,784,315	4,541,472
	115,224,783	107,854,429

RECEIVABLES
Notes Receivable from Participants	1,440,464	1,499,718
Employer Contribution	261,873	277,213
	1,702,337	1,776,931

Total Assets	$116,927,120	$109,631,360

NET ASSETS AVAILABLE FOR BENEFITS, at fair value	$116,927,120	$109,631,360

Adjustment from fair value to contract value for fully benefit-responsive investment contract	(98,982)	(83,615)

NET ASSETS AVAILABLE FOR BENEFITS	$116,828,138	$109,547,745

The accompanying notes are an integral part of these financial statements.

THE MACERICH PROPERTY MANAGEMENT COMPANY

401(k) PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS

AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2014

ADDITIONS:
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$3,169,376
Dividends	5,951,410
9,120,786

Interest income on notes receivable from participants	60,491

Contributions:
Participant	6,169,998
Employer	3,187,344
Rollovers	216,474
9,573,816

Total Additions	18,755,093

DEDUCTIONS:
Deductions from net assets attributed to:
Benefits paid to participants	11,387,510
Administrative expenses	87,190
Total Deductions	11,474,700

NET INCREASE IN NET ASSETS	7,280,393

NET ASSETS AVAILABLE FOR BENEFITS:

BEGINNING OF YEAR	109,547,745

END OF YEAR	$116,828,138

The accompanying notes are an integral part of these financial statements.

THE MACERICH PROPERTY MANAGEMENT COMPANY

401(k) PROFIT SHARING PLAN

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013

NOTE 1:  DESCRIPTION OF THE PLAN

The following description of The Macerich Property Management Company 401(k) Profit-Sharing Plan (the “Plan”) provides only general information.  Participants and other interested parties should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution pension plan covering eligible employees of The Macerich Property Management Company LLC and participating affiliates (the “Company,” the “Employer” and the “Plan Administrator”) as defined in the Plan document.  The Plan is subject to the provision of the Employee Retirement Income Security Act of 1974 (“ERISA”) and the qualification provisions of the Internal Revenue Code (the “Code”).

Effective as of January 1, 2004, the Plan adopted the “Safe Harbor” provisions under Sections 401(k)(12) and 401(m)(11) of the Code.  In accordance with adopting these provisions, the Company makes matching contributions equal to 100 percent of the first three percent of compensation deferred by a participant and 50 percent of the next two percent of compensation deferred by a participant.

Administration

The Company is the Plan Administrator (as defined in ERISA). The Company has designated an Administrative Committee (the “Committee” and the “Trustees”), consisting of Stephen L. Spector, SVP General Counsel, Scott W. Kingsmore, SVP Finance, Genene Kruger, SVP Human Resources and Kara McNulty, AVP Assistant Controller.  Among other duties, it is the responsibility of the Committee to select and monitor the performance of investments, the Plan custodian, and to maintain certain administrative records.  The Committee has engaged a third party, MassMutual, to provide recordkeeping and administrative services.

Employee Participation and Eligibility

All full-time and part-time employees of the Company are eligible to participate in the Plan. Temporary employees are eligible once the employee has completed twelve consecutive months of employment during which at least 1,000 hours of service were provided, and is not covered by a collective bargaining agreement as to which retirement benefits were the subject of good faith bargaining.  An eligible employee may enter the Plan on the January 1, April 1, July 1 or October 1, following his or her satisfaction of the eligibility requirements.

Contributions

Each year, participants may defer pre-tax or after-tax Roth contributions up to 50 percent of their compensation, as defined in the Plan and subject to certain limitations set forth in the Code.  The Company provides matching contributions, under the Safe Harbor arrangement described above, equal to 100 percent of the first three percent of compensation deferred by a participant and 50 percent of the next two percent of compensation deferred by a participant.  Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.  Participants may roll over amounts representing distributions from other qualified defined benefit or defined contributions plans.  Participants direct the investment of their contributions into various investment options offered by the Plan, as further discussed in Note 3.

THE MACERICH PROPERTY MANAGEMENT COMPANY

401(k) PROFIT SHARING PLAN

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013

(CONTINUED)

NOTE 1:  DESCRIPTION OF PLAN (CONTINUED)

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of a) the Company’s Safe Harbor matching contribution, and b) Plan earnings, and charged with any withdrawals or distributions requested by the participant, investment losses, and an allocation of administrative expenses, if applicable.  Allocations are based on participant compensation or account balances, as defined in the Plan document.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting Provisions

Participant accounts, including salary deferrals and Safe Harbor matching contributions, are 100 percent vested at all times.

Notes Receivable From Participants

Active participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50 percent of their vested account balances, whichever is less. The loans are secured by the balance in the participant’s vested account and bear interest at the prime rate plus one percent, as defined by the Plan document.  All loans issued during 2014 and 2013 bear interest at a rate of 4.25 percent. Principal and interest are paid ratably through payroll deductions over a term not to exceed five years.  A participant applying for a loan through the Plan will be charged a $50 loan application fee.  The loan application fee is nonrefundable and will be used to offset the administrative expenses associated with the loan.  The fee will be deducted from the participant’s Plan account at the time his or her loan request is processed.  In addition, the participant’s account will be charged a yearly fee of $50, which is charged quarterly if a participant has an outstanding balance.

Payment of Benefits

On termination of service due to death, disability, retirement, or other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.  Upon reaching 59 ½ years of age, a participant shall be entitled to make in-service withdrawals of the participant’s account in the form of a lump-sum payment.

The Plan also permits distributions for hardships, as defined in the Plan document.

Withdrawals by participants from their accounts are permitted in accordance with the Plan’s provisions.

NOTE 2:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Plan Expenses

Administrative expenses that are not paid by the Plan are paid by the Company. Administrative expenses paid by the Plan for the year ended December 31, 2014, were $87,190 and are included in administrative expenses in the Statement of Changes in Net Assets Available for Benefits.  Fees paid by the Plan for the investment management services are included in net appreciation in fair value of investments in the Statement of Changes in Net Assets Available for Benefits.

THE MACERICH PROPERTY MANAGEMENT COMPANY

401(k) PROFIT SHARING PLAN

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013

(CONTINUED)

NOTE 2:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Investment contracts held by a defined contribution plan are reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract-value basis.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The investment in the common collective trust, which is a stable value open-end collective investment trust, is reported at fair value and adjusted to contract value.  The investments and changes therein of the trust funds have been reported to the Plan by the Custodian using fair value and contract value, as indicated.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.  Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Interest income is recorded on the accrual basis.  Related fees are recorded as administrative expenses and are expensed when they are incurred.  Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Benefits Payable to Former Participants

The American Institute of Certified Public Accountants (“AICPA”) has issued guidelines regarding amounts due to former Plan participants but not paid by year-end.  The AICPA requires these amounts to be classified as net assets available for Plan benefits, and not as liabilities of the Plan.  Included in net assets available for Plan benefits at December 31, 2014, are amounts which may become payable to participants who are not active participants of the Plan.

Benefit Payments

Benefits are recorded when paid.

THE MACERICH PROPERTY MANAGEMENT COMPANY

401(k) PROFIT SHARING PLAN

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013

(CONTINUED)

NOTE 2:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Subsequent Events

The Plan has evaluated subsequent events through June 25, 2015, the date the financial statements were available to be issued.

NOTE 3:  INVESTMENTS

At December 31, 2014, the Plan allowed participants to allocate their accounts among several investment options.  These options include numerous registered investment companies, a common/collective trust and the Macerich Company Common Stock Fund.  Participants may change their investment elections daily for both existing account balances and future contributions.

The Macerich Company Common Stock Fund allows participants the ability to participate in the ownership of their employer’s common stock.  Participants are directed not to allocate more than 25 percent of a participant’s account balance and/or deferrals to this investment.  For liquidity purposes, a portion of this fund is invested in a money market account classified as a registered investment company. Total funds invested in the common stock and money market account is $5,591,556 and $192,759, respectively, at December 31, 2014 and $4,411,391 and $130,081, respectively, at December 31, 2013.

THE MACERICH PROPERTY MANAGEMENT COMPANY

401(k) PROFIT SHARING PLAN

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013

(CONTINUED)

The following presents investments that represent five percent or more of the Plan’s net assets at fair value as of December 31, 2014 and 2013:

	December 31,
	2014	2013
American Funds EuroPacific Growth Fund-A	$ *	$8,578,969
American Funds EuroPacific Growth Fund-R6	8,454,896	*
Columbia Acorn Fund-R5	*	6,785,001
Dreyfus Basic S&P 500 Index Fund-A	13,894,548	12,218,905
Invesco Stable Value Trust — Class III	*	6,909,518
Janus Enterprise T	6,786,016	*
Macerich Company Stock Fund	5,784,315	*
MFS Government Securities Fund-R4	7,128,670	6,013,811
MFS Massachusetts Investors Growth Stock Fund-A	12,251,125	10,951,373
MFS Research Bond Fund-R4	6,045,835	*
MFS Total Return Fund-R4	*	5,706,753
Mutual Quest Fund-A	7,663,026	7,323,048
Oppenheimer International Diversified Fund-A	6,549,201	6,745,628
Putnam Equity Income Fund-A	12,111,588	11,190,393

*Not applicable, investment amount is below five percent or no longer available.

During 2014, the Plan’s investments (including gains and losses on investments bought, sold, and held during the year) appreciated in value by $3,169,376 as follows:

Registered investment companies	$1,484,608
Macerich Company Common Stock Fund	1,684,768

$3,169,376

THE MACERICH PROPERTY MANAGEMENT COMPANY

401(k) PROFIT SHARING PLAN

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013

(CONTINUED)

NOTE 4:  FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).  The three levels of the fair value hierarchy under FASB ASC Topic 820 are described as follows:

Level 1                                                        Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2                                                        Inputs to the valuation methodology include:

•                  quoted prices for similar assets or liabilities in active markets;

•                  quoted prices for identical or similar assets or liabilities in inactive markets;

•                  inputs other than quoted prices that are observable for the asset or liability; and

•                  inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3                                                        Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2014 and 2013.

The registered investment companies are valued at the net asset value (“NAV”) of shares held by the Plan at year-end, based upon quoted market prices.  The common/collective trust is valued at the net unit value (“NUV”) of units held by the Plan at year-end.  The NUV is determined by the total value of fund assets divided by the total number of units of the fund owned.  The overall market value yield and crediting interest rate for the common/collective trust was approximately 1.4% and 1.6%, respectively, for 2014 and 1.3% and 1.5%, respectively, for 2013.  The Macerich Company Common Stock Fund is valued at the NAV at year-end, based upon (1) the quoted market price of the Company common stock shares held at year-end, and, (2) the NAV of the quoted market price of the money market fund shares held at year-end, which together comprise the Macerich Company Common Stock Fund.

THE MACERICH PROPERTY MANAGEMENT COMPANY

401(k) PROFIT SHARING PLAN

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013

(CONTINUED)

NOTE 4:  FAIR VALUE MEASUREMENTS (CONTINUED)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2014 and 2013:

	Assets at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total

Mutual Funds:
Index funds	$13,894,548	$	$	$13,894,548
Balanced funds	5,357,756			5,357,756
Growth funds	38,048,659			38,048,659
Fixed income funds	18,779,107			18,779,107
Value funds	22,815,051			22,815,051
Other funds	4,910,512			4,910,512
Total mutual funds	103,805,633			103,805,633

Macerich Company Common Stock Fund	5,784,315			5,784,315

Common/Collective Trust		5,634,835		5,634,835

Total Assets	$109,589,948	$5,634,835	$	$115,224,783

	Assets at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total

Mutual Funds:
Index funds	$12,218,905	$—	$—	$12,218,905
Balanced funds	5,706,753	—	—	5,706,753
Blended funds	7,323,048	—	—	7,323,048
Growth funds	36,977,991	—	—	36,977,991
Fixed income funds	16,556,475	—	—	16,556,475
Value funds	13,830,295	—	—	13,830,295
Other funds	3,789,972	—	—	3,789,972
Total mutual funds	96,403,439	—	—	96,403,439

Macerich Company Common Stock Fund	4,541,472	—	—	4,541,472

Common/Collective Trust	—	6,909,518	—	6,909,518

Total Assets	$100,944,911	$6,909,518	$—	$107,854,429

THE MACERICH PROPERTY MANAGEMENT COMPANY

401(k) PROFIT SHARING PLAN

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013

(CONTINUED)

NOTE 4:  FAIR VALUE MEASUREMENTS (CONTINUED)

Gains and losses (realized and unrealized) included in changes in net assets for the period above are reported in net appreciation in fair value of investments in the Statement of Changes in Net Assets Available for Benefits.

NOTE 5:  RELATED-PARTY AND PARTY-IN-INTEREST TRANSACTIONS

The Plan invests in Company common stock through the Macerich Company Common Stock Fund.  These are related-party and party-in-interest transactions.  As described in Note 1, the Plan has a number of services providers.  Such parties are parties-in-interest under ERISA.

Certain Plan investments are managed by MassMutual Retirement Services. MassMutual Retirement Services is the record-keeper for the Plan and, therefore, these transactions qualify as party in interest transactions. Effective January 1 2013, MassMutual Retirement Services provides certain administrative services to the Plan pursuant to a Master Plan Services Agreement (MSA) between the Company and MassMutual Retirement Services. MassMutual Retirement Services receives revenue from mutual fund and collective trust fund service providers for services MassMutual Retirement Services provides to the funds. This revenue is used to offset certain amounts owed to MassMutual Retirement Services for its administrative services to the Plan.

If the revenue received by MassMutual Retirement Services from such mutual fund or collective trust fund service providers exceeds the amount owed under the MSA, MassMutual Retirement Services remits the excess to the Plan’s trust on a quarterly basis. Such amounts may be applied to pay Plan administrative expenses or allocated to the accounts of the participants. During the years 2013 and 2014, excess amounts received from Mass Mutual Retirement Services totaled $49,366 and $48,788, respectively. In 2014, $78,127 of the excess amounts was used to pay plan administrative expenses and $9,869 was allocated to participant accounts. As of December 31, 2014, the excess account balance totals $10,158, which will be allocated to participant accounts in 2015.

NOTE 6:  PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

NOTE 7:  TAX STATUS

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated June 10, 2002 and subsequently on September 16, 2011, that the Plan and related trust are designed in accordance with applicable sections of the Code.  Although the Plan has been amended since receiving the 2011 determination letter, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the CRC and, therefore, believes that the Plan is qualified and related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require the recognition of a

THE MACERICH PROPERTY MANAGEMENT COMPANY

401(k) PROFIT SHARING PLAN

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013

(CONTINUED)

liability or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan administrator believes it is no longer subject to income tax examination for years prior to 2011.

NOTE 8:  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	December 31,
	2014	2013

Net assets available for benefits per the financial statements	$116,828,139	$109,547,745
Less employer contribution receivable	(261,874)	(277,213)

Net assets available for benefits per Form 5500	$116,566,265	$109,270,532

The following is a reconciliation of contributions per the financial statements for the year ended December 31, 2014 to Form 5500:

Employer contributions per the financial statement	$3,187,344
Add employer contribution receivable as of December 31, 2013	277,213
Less employer contribution receivable as December 31, 2014	(261,873)

Employer contribution per Form 5500	$3,202,684

NOTE 9:  CONCENTRATION OF RISK AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

THE MACERICH PROPERTY MANAGEMENT COMPANY

401(k) PROFIT SHARING PLAN

EIN 95-4853294 PLAN NO. 001

SCHEDULE OF ASSETS (HELD AT YEAR-END)

DECEMBER 31, 2014

			(d)	(e)
	(b)	(c)	Types of	Current
(a)	Identity of Issuer	Description of Investment	Investment	Value

	Capital Research and Mgmt Co.	American Funds EuroPacific Growth Fund-R6	RIC	$8,454,896
	Cohen & Steers	Cohen & Steers Realty Income Fund-A	RIC	290,098
	Dreyfus Corp.	Dreyfus Basic S&P 500 Index Fund-A	RIC	13,894,548
	Fidelity Investments	Fidelity Advisor Real Estate	RIC	4,620,414
	Goldman Sachs	Goldman Sachs Money Market Fund	RIC	192,759
	Hotchkis & Wiley, LLC	Hotchkis & Wiley Mid-Cap Value	RIC	3,040,437
	Janus Capital Mgmt, LLC	Janus Enterprise T	RIC	6,786,016
	JPMorgan Investment Mgmt, Inc.	JPMorgan Small Cap Equity-R5	RIC	4,007,421
*	Macerich	Macerich Company Common Stock Fund	MCCSF	5,591,556
*	Massachusetts Financial Services Co.	Massachusetts Investors Growth Stock-A	RIC	12,251,125
*	Massachusetts Financial Services Co.	MFS Government Securities Fund-R4	RIC	7,128,670
*	Massachusetts Financial Services Co.	MFS Research Bond Fund- R4	RIC	6,045,835
*	Massachusetts Financial Services Co.	MFS Total Return Fund-R4	RIC	5,357,756
	Franklin Mutual Advisers, LLC	Mutual Quest Fund-A	RIC	7,663,026
	Oppenheimer Funds, Inc.	Oppenheimer International Diversified Fund-A	RIC	6,549,201
	Putnam Investment Mgmt, Inc.	Putnam Equity Income Fund-A	RIC	12,111,588
	Franklin Advisers, Inc.	Templeton Global Bond Fund-A	RIC	5,604,602

	Total			109,589,948

	Invesco Advisors, Inc.	Invesco Stable Value Trust — Class III	CCT	5,535,853

*	Participant loans	Interest rate at 4.25%, various maturities		1,440,464

				$116,566,265

*Indicates a party-in-interest

RIC — Registered Investment Companies

CCT — Common Collective Trust, presented at contract value

MCCSF — Macerich Company Common Stock Fund

REQUIRED INFORMATION

The Macerich Property Management Company 401(k) Profit Sharing Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the fiscal year ended December 31, 2014, which have been prepared in accordance with the financial reporting requirements of ERISA, are filed herewith and incorporated herein by this reference.

The written consent of Windes, Accountancy Corporation with respect to the annual financial statements of the Plan is filed as Exhibit 23.1 to this Annual Report.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf on this 25th day of June 2015, by the undersigned hereunto duly authorized.

THE MACERICH PROPERTY MANAGEMENT

COMPANY 401(K) PROFIT SHARING PLAN

By:	/s/ Stephen L. Spector
Stephen L. Spector, Trustee

By:	/s/ Scott W. Kingsmore
Scott W. Kingsmore, Trustee

By:	/s/ Kara J. McNulty
Kara J. McNulty, Trustee

By:	/s/ Genene Kruger
Genene Kruger, Trustee